GUARDIAN NEWS

Wednesday, August 4, 1999

Contact:       Mary McElrath-Jones at Guardian
               212.598.1390
               mary_mcElrath-Jones@glic.com

GUARDIAN COMPLETES TENDER OFFER FOR FIRST COMMONWEALTH

         New York, NY -- The Guardian Life Insurance Company of America today announced that its wholly owned subsidiary, Floss Acquisition Corp., had completed its tender offer for all outstanding shares of the common stock of First Commonwealth, Inc. (NASDAQ: FCWI) at a price of $25.00 per share in cash.

         Guardian stated that based on a preliminary count, a total of 3,691,882 shares (including 15,379 shares tendered pursuant to notices of guaranteed delivery) had been tendered pursuant to the offer, which expired at 12:00 Midnight, New York City time, on Tuesday, August 3, 1999. All such shares have been accepted for purchase in accordance with the terms of the offer.

         After giving effect to the purchase of the shares tendered, Guardian will own approximately 91.5% of the outstanding common shares of First Commonwealth on a fully diluted basis.

         Guardian intends to effect the merger of Floss Acquisition Corp. into First Commonwealth as promptly as possible. All remaining First Commonwealth stockholders will be entitled to receive in the merger the same $25.00 cash price for each of their shares.

         Based in Chicago, First Commonwealth is the Midwest's leading dental managed care carrier. In addition to dental managed care plans, First Commonwealth offers indemnity and dental PPO products. First Commonwealth had annual revenues of approximately $64 million in 1998 and covers 680,000 members as of March 31, 1999.

         One of the nation's oldest and largest mutual insurers, Guardian and its subsidiaries offer a full range of financial products and services, including individual life and disability income insurance, employee benefits, pensions, funding vehicles for 401(k) plans and asset-accumulation products. It employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton, WI, Spokane, WA and Norwell, MA. Approximately 3,300 Guardian agents distribute Guardian products nationwide. As of December 31, 1998, Guardian had consolidated assets of $25.9 billion.